UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

148-150, Boulevard de la Pétrusse

L-2330 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated March 3, 2025.

Nasdaq Stockholm approved the delisting of Millicom (Tigo) SDRs and set the last day of trading on March 17, 2025

Luxembourg, March 3, 2025 – Millicom International Cellular S.A. (“Millicom” or the “Company”), today formally applied for delisting of its Swedish Depository Receipts (“SDRs”) from Nasdaq Stockholm. The delisting application was approved and Nasdaq Stockholm set the last day of trading (the “Delisting Effective Date”) on March 17, 2025.

Millicom reminds holders of SDRs that the delisting will result in the SDR program being terminated. To remain as shareholders of Millicom, SDR holders must convert1 their SDRs into common shares traded in Nasdaq Stock Market in the U.S. (“Millicom U.S. Shares”) by giving an instruction to SEB at the latest by March 19, 2025 (3.00 pm CET) (“Final Conversion Deadline”).

Following the termination of the SDR program, SEB is only able to transfer the underlying Millicom U.S. Shares to the former SDR holder if the SDR holder’s bank/broker has given SEB a complete conversion instruction before the Final Conversion Deadline. In the absence of a proper transfer/conversion instruction, SEB will sell the underlying Millicom U.S. Shares (the “Remaining SDRs”) and distribute the sale proceeds (in SEK) on a pro rata basis to the SDR-holders (with the deduction of reasonable costs, fees and taxes) pursuant to the SDR terms and conditions. The sale proceeds will be distributed only after all the Remaining SDRs are sold by SEB. Given restrictions in relation to the maximum amount of shares SEB is allowed to sell per day , and depending on the final amount of Remaining SDRs, it is not possible to currently say exactly how long such sales will take to complete. SEB intends to commence the sales of the Remaining SDRs as soon as practicable after the Final Conversion Deadline.

Key dates

Action	Date
8th conversion tranche	Monday March 10, 2025 (by 3pm CET)
Last day of trading / Delisting Effective date	Monday March 17, 2025
Last day to submit FINAL transfer/conversion instructions	Wednesday March 19, 2025 (until 3pm CET)
SEB commences to sale the Remaining SDRs	As soon as practicable after the Final Conversion Deadline
Distribution of proceeds	As soon as practicable after all Remaining SDRs have been sold

_____________________

1 i.e., withdraw the common shares underlying their SDRs, which we refer for convenience as the “conversion” of SDRs into Millicom U.S. Shares, pursuant to the SDR terms and conditions available in the Stock Information section of the website: https://ww2-cdn.tigocloud.net/Millicom_General_Terms_and_Conditions_SDR_Consolidated_2022_02a125e16d.pdf

Further information on the delisting and conversions of SDRs into Millicom U.S. Shares is available in Millicom’s previous press releases and in a letter sent by Millicom to all directly registered holders of SDRs available on this link:

2024_12_16_Information_Letter_to_SDR_holders_bd3af1ff81_2ab74c41bf.pdf

This information, plus some additional information, is also available on the “Nasdaq Stockholm Delisting & Interim Dividend” section of Millicom’s webpage:

https://www.millicom.com/investors/Nasdaq_Stockholm_Delisting_and_Interim_Dividend

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: March 3, 2025